ACON S2 Acquisition Corp.

1133 Connecticut Avenue NW, Ste. 700

Washington, DC 20036

September 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter, John Cash, Asia Timmons-Pierce and Jay Ingram

Re:	ACON S2Acquisition Corp.

Registration Statement on Form S-1

Filed August 31, 2020

File No. 333-248515

Ladies and Gentlemen:

This letter sets forth responses of ACON S2 Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated August 24, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Registration Statement on Form S-1 filed August 31, 2020

Notes to the Financial Statements

Warrants, page 126

1.

Staff’s comment: We note your disclosure on page 133 regarding the exclusive forum provision in your agreement and the cross reference to the related risk factor. However, it appears that risk factor has been deleted in your recent amendment. If your warrant agreement contains an exclusive forum provision, then please revise to include risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has provided the missing risk factor.

Exhibit 23.1 Independent Registered Public Accounting Firm’s Consent, page 23

2.	Staff’s comment: Please have your auditor correct the date of the audit report.

Response: The reference to the date of the audit report in Exhibit 23.1 was properly dated July 31, 2020.

Financial Statements

Notes to Financial Statements

Note 8 Subsequent Events, page F-17

3.	Staff’s comment: Please note that your auditor’s report is dated August 31, 2020. Refer to our prior comment one and provide the correct date under ASC 855-10-25-1A

Response: The Company acknowledges the Staff’s comment and corrected the date of the audit report in Amendment No. 1 to the S-1 dated August 9, 2020.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Adam Kriger
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Kirkland & Ellis LLP

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